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Exhibit 12

Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements
(in thousands, except ratios)

	Year Ended December 31,
	2008	2007	2006	2005	2004
Excluding interest on deposits
Income before income taxes	$152,361	$353,373	$366,886	$376,556	$329,751
Minority interest expense	5,378	8,856	5,958	5,675	4,992
Equity investee income	(3,633)	(6,983)	(5,647)	(2,068)	(1,168)
Equity investee distributions	3,914	6,629	4,844	2,234	1,337
Preferred dividends of consolidated subsidiaries	(3,145)	(3,434)	(3,407)	(3,478)	(3,462)
Fixed charges:
Interest expense (1)	62,958	72,416	63,700	32,712	16,607
Interest within rental expense	11,913	10,300	9,644	8,439	8,535
Preferred dividends of consolidated subsidiaries	3,145	3,434	3,407	3,478	3,462

Total fixed charges	$78,016	$86,150	$76,751	$44,629	$28,604

Total earnings and fixed charges	$232,891	$444,591	$445,385	$423,548	$360,054

Fixed charges, as above	$78,016	$86,150	$76,751	$44,629	$28,604
Preferred stock dividends	3,225	—	—	—	—

Fixed charges including preferred stock dividends	$81,241	$86,150	$76,751	$44,629	$28,604

Ratio of earnings to fixed charges and preferred stock dividend requirements	2.87	5.16	5.80	9.49	12.59
Including interest on deposits
Total earnings and fixed charges, as above	$232,891	$444,591	$445,385	$423,548	$360,054
Add: Interest on deposits	122,990	214,680	159,024	76,045	44,258

Total earnings, fixed charges and interest on deposits	$355,881	$659,271	$604,409	$499,593	$404,312

Fixed charges, including preferred stock dividends, as above	$81,241	$86,150	$76,751	$44,629	$28,604
Add: Interest on deposits	122,990	214,680	159,024	76,045	44,258

Total fixed charges including preferred stock dividends and interest on deposits	$204,231	$300,830	$235,775	$120,674	$72,862

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.74	2.19	2.56	4.14	5.55

(1)
Includes interest expense on uncertain tax positions

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  Exhibit 12
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividend Requirements (in thousands, except ratios)